UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.	Press Release dated May 2, 2012 entitled “Telecom Argentina S.A. announces dividends for the fiscal year ended December 31, 2011”

For immediate release

Market Cap: P$ 14,9 billion

May 2, 2012

Contacts:

Pedro Insussarry

Solange Barthe Dennin

Telecom Argentina

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces dividends for the fiscal year ended

December 31, 2011

Buenos Aires, May 2, 2012 - Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced that the Annual General Ordinary Shareholders’ Meeting held on April 27, 2012 approved a cash dividend distribution in the amount of P$ 807,192,402.

The dividend payment will be made starting on May 10, 2012. The amount to be distributed is equivalent to P$0.82 per share or P$4.10 per ADR, prior to deductions of the Personal Asset Tax obligations, as described below.

For ADR holders, the Record Date is May 10, 2012 and the Payment Date is May 17, 2012. Payment will be made through the Depositary Bank, JP Morgan Chase & Co.

For non-ADR holders, the Record Date is May 9, 2012 and payment will be available as from May 10, 2011. For non-ADR holders shareholders, payment will be made through Caja de Valores S.A. in Argentina.

The Company will deduct from the dividend payments the amount paid by the Company relating to the Personal Asset Tax (pursuant to the unnumbered section following section 25 of Law No. 23,966, as amended) for fiscal year 2011. Deductions of Personal Asset Tax payments will not apply to shareholders who did not own shares or ADRs on December 31, 2011 or who have reimbursed the Company the amounts relating to such tax obligations.

Due to the time required to determine which non-ADR holders are subject to the Personal Asset Tax, the effective date of the dividend distribution through Caja de Valores S.A. will be made within 10 days after the payment date, in accordance with the time period established in Article 90 of the Buenos Aires Stock Exchange Listing Rules.

*******************

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 74% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of May 2, 2012, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Solange Barthe Dennin	Horacio Nicolás del Campo	Gustavo Tewel
(5411) 4968 3752	(5411) 4968 6236	(5411) 4968 3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document contains statements that could constitute forward-looking statements, including, but not limited to, expectations for the Company’s future performance, customer base, service offerings, revenues, income, EBITDA, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine Government; and the impact of the devaluation of the peso, inflation, rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect expectations for the Company’s results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 2, 2012	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman of the Board of Directors